Exhibit 99.1

Li Auto Inc. Announces Proposed Follow-on Public

Offering of American Depositary Shares

BEIJING, China, Dec. 2, 2020 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI), an innovator in China’s new energy vehicle market, today announced that it intends to offer and sell 47,000,000 American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company, subject to market and other conditions, in an underwritten public offering. The underwriters will have a 30-day option to purchase up to an aggregate of 7,050,000 additional ADSs from the Company.

The Company expects to use the net proceeds from the proposed offering for research and development of (i) next-generation electric vehicle technologies, including high-voltage platform, high C-rate battery, and ultra-fast charging, (ii) the next BEV platform and future car models, and (iii) autonomous driving technologies and solutions, as well as for general corporate purposes.

Goldman Sachs (Asia) L.L.C., UBS Securities LLC, and China International Capital Corporation Hong Kong Securities Limited will act as the joint bookrunners for the proposed ADS offering.

A preliminary prospectus related to the proposed ADS offering has been filed with the SEC and is available on the Company’s website at https://ir.lixiang.com/sec-filings.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation, or sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric SUVs. Through innovative products, technology, and business model, the Company provides customers with safe, convenient, and cost-effective mobility solutions. Li Auto is the first to successfully commercialize extended-range electric vehicles in China. The Company started volume production of its first model, Li ONE, in November 2019. With Li ONE, the Company leverages its in-house technology to create value for its customers, focusing on range extension, smart technology, and autonomous driving solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s  limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com